+30SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 25, 2021

MAGYAR BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-51726	20-4154978
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

400 Somerset Street, New Brunswick, New Jersey	08901
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (732) 342-7600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common stock, $0.01 par value per share	MGYR	The Nasdaq Stock Market, LLC
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 8.01.	Other Events.

On February 25, 2021, Magyar Bancorp, MHC (the “MHC”), the parent mutual holding company of Magyar Bancorp, Inc. (the “Company”), adopted a Plan of Conversion and Reorganization (the “Plan”) pursuant to which the MHC will undertake a “second-step” conversion and Magyar Bank, the Company’s wholly owned subsidiary, will reorganize from the two-tier mutual holding company structure to the fully-public stock holding company structure. Following the conversion and reorganization, the MHC, which currently owns a majority of the Company’s outstanding shares of common stock, will cease to exist, and the Company will continue to be the stock holding company of Magyar Bank.

Pursuant to the Plan, (i) the shares of the Company’s common stock held by persons other than the MHC (the shares held by the MHC will be canceled) will be converted into new shares of the Company’s common stock based on an exchange ratio designed to preserve the percentage ownership interests of such persons (excluding shares of Company common stock purchased in the stock offering described below and cash received in lieu of issuance of fractional shares of Company common stock, and as adjusted to reflect certain assets held by the MHC), and (ii) the Company will offer and sell shares of common stock, representing the ownership interest of the MHC in the Company, in a subscription offering and, if necessary, in a community offering and a syndicated community offering. The Plan establishes December 31, 2019 as the eligibility record date for determining the eligible account holders of Magyar Bank entitled to receive first priority non-transferable subscription rights to subscribe for shares of Company common stock in the subscription offering. The number and price of shares of Company common stock to be sold in the offering and the exchange ratio will be based on the Company’s pro forma market value on a fully converted basis, as determined by an independent appraisal.

The Plan is subject to regulatory approval as well as approval by the depositors of the Magyar Bank and by the Company’s stockholders (including approval by the holders of a majority of the outstanding shares of the Company’s common stock held by persons other than the MHC).

The foregoing summary of the Plan is not complete and is qualified in its entirety by reference to the complete text of the Plan, which is filed as Exhibit 2.1 to this Form 8-K and which is incorporated herein by reference.

On February 26, 2021, the Company issued a press release announcing the adoption of the Plan. A copy of the press release is filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Exhibit

2.1	Plan of Conversion and Reorganization of Magyar Bancorp, MHC

99.1	Press Release Dated February 26, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MAGYAR BANCORP, INC.

DATE: February 26, 2021	By:	/s/ John S. Fitzgerald
John S. Fitzgerald
President and Chief Executive Officer